UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES
AND CLASS MEETING OF THE HOLDERS OF FOUNDERS’ SHARES
TO BE HELD ON JULY 23, 2007

To our Shareholders:

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”), a class meeting of the holders of the Company’s Ordinary Shares (the “Ordinary Class Meeting”), and a class meeting of the holders of the Company’s Founders’ Shares (the “Founders Class Meeting,” and, together with the Extraordinary General Meeting and the Ordinary Class Meeting, the “Meetings”), will be held on July 23, 2007, at 10:00 A.M., Israel time, July 23, 2007, at 11:00 A.M., Israel time or immediately after the conclusion of the Extraordinary General Meeting, whichever is later, and July 23, 2007, at 12:00 (noon), Israel time or immediately after the conclusion of the Ordinary Class Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel. At the Meetings, you will be asked to approve and adopt the Agreement of Merger, dated May 18, 2007 (the “Merger Agreement”), by and among the Company, Alkaloida Chemical Company Exclusive Group Ltd., a Hungarian corporation (“Parent”) and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), and Aditya Acquisition Company Ltd., an Israeli company (“Merger Sub”) established for the purposes of the merger and wholly-owned subsidiary of Parent (the “Merger Agreement”), as well as the transactions contemplated by the Merger Agreement. If the Merger Agreement and the transactions contemplated by the Merger Agreement are approved by Taro’s shareholders, Taro will become a wholly-owned subsidiary of Parent, and the holders of each outstanding Ordinary Share of Taro will receive $7.75 per share in cash, without interest and less any applicable withholding tax. No consideration shall be payable to the holders of the Company’s Founders’ Shares in exchange for their Founders’ Shares or their interest in Taro Pharmaceuticals U.S.A., Inc., a subsidiary of the Company.

Only shareholders of record as of the close of business in Israel on June 13, 2007, are entitled to notice of and to vote at the Meetings or any adjournment or postponement thereof. Holders of the Company’s shares are not entitled to appraisal rights under Israeli law.

Your vote is very important. The Merger Agreement and the transactions contemplated by the Merger Agreement must be approved by: (i) 75% of the voting power of the Company present and voting at the Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founder Class Meeting in person or by proxy. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a "personal interest" as a matter of Israeli law, we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest”. This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting include at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares not exceed 1% of the voting power of the Company. If Parent, Merger Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement for the approval, that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger.

All shareholders are cordially invited to attend the Meetings in person. Even if you plan to attend in person, we request that you complete, sign, date and return the proxy that will be sent to you, no later than by 10:00 a.m. Israel time on July 21, 2007, and thus ensure that your shares will be represented at the Meetings if you are unable to attend. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. If you fail to return your proxy card, your shares will not be counted for the purposes of determining whether a quorum is present at the Extraordinary General Meeting.

Whether or not you plan to attend the Meetings, please take the time to vote your shares by completing, signing and promptly mailing the proxy card to us in the postage-paid envelope to be sent to you. If you do attend the Meetings, you may vote in person, whether or not you have already signed and returned your proxy card. You may revoke your proxy at any time before it is voted. Please review the proxy statement which will be sent to you together with this notice for more complete information regarding the Meetings and the matters proposed for your consideration at the Meetings.

Our Board of Directors unanimously recommends that you vote “FOR” the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement.

By order of the Board of Directors, Barrie Levitt, M.D. Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2007

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Director and Secretary